Exhibit 2
UCI Holdings Limited
UCI Holdings Limited Reports Results of Operations for
Third Quarter 2011
EVANSVILLE, IN November 14, 2011 — UCI Holdings Limited (“Holdings”), the parent company of UCI International, Inc. (“UCI”), today announced results for the third quarter ended September 30, 2011. Net sales for Holdings of $254.2 million for the quarter ended September 30, 2011 was up $12.7 million, or 5.3%, compared to the year-ago quarter. The company, a leading manufacturer of vehicle replacement parts, reported that net sales increased in the retail, OES (new car dealer service), OEM and heavy duty channels, with a decline in the traditional channel.
Earnings before interest, taxes, depreciation and amortization, or EBITDA, as adjusted, was $42.3 million for the third quarter, compared with $43.9 million for the year-ago quarter. The reconciliation of net income (loss) to adjusted EBITDA, a non-GAAP measure of financial performance, is set forth in Schedule A.
Net income for the quarter was $2.0 million, including $1.7 million, net of tax, in special charges, consisting of business integration costs, patent and class action litigation costs, a valuation allowance for non-trade receivables, costs related to the UCI acquisition, and restructuring and severance costs, changes in the value of a swaption contract and costs of obtaining new business. Excluding these items, adjusted net income would have been $3.7 million for the quarter. Adjusted net income attributable to UCI for the third quarter of 2010 was $4.4 million, including $8.2 million, net of tax, in special charges, consisting primarily of a loss on early extinguishment of debt, patent and class action litigation costs, holding company non-operating costs and costs of obtaining new business.
“We are pleased to report another strong quarter, in both revenue and operations,” said Bruce Zorich, Chief Executive Officer of UCI. “While our sales continued to increase, both year over year and sequentially, miles driven have now declined in each of the last seven months compared to last year. Along with the uncertain economic climate, this data indicates that the sale of our replacement parts could be impacted.”
“Adjusted EBITDA grew sequentially, although it was slightly off last year’s performance,” continued Zorich. “We again saw lower margins on our sales of parts for newer model cars, but those margins moved up toward historical levels as our ‘make vs. buy’ initiatives in this area have begun to reap benefits. And we continually try to stay ahead of the curve by aggressively working on our overall cost structure.”
As of September 30, 2011, the company’s cash on hand was $47.1 million, and total debt was $699.2 million.

Conference Call
Holdings will host a conference call to discuss its results and performance on Tuesday, November 15, 2011 at 11:00 a.m. Eastern Time (ET). Interested parties are invited to listen to the call by telephone. Domestic callers can dial (800) 637-1381. International callers can dial (502) 498-8424.
A replay of the call will be available from November 16, 2011 for a 14 day period, at www.uciholdings.com. Click on the UCI 2011 3rd Quarter Results button.
About UCI Holdings Limited
UCI Holdings Limited, through its wholly-owned subsidiary, UCI International, Inc. is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. We supply a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. Our customer base includes leading aftermarket companies as well as a diverse group of original equipment manufacturers.
Forward Looking Statements
All statements, other than statements of historical facts, included in this press release and the attached report that address activities, events or developments that Holdings expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements give Holdings’ current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of Holdings and its subsidiaries. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They are subject to uncertainties and factors relating to Holdings’ operations and business environment, all of which are difficult to predict and many of which are beyond Holdings’ control. Holdings cautions investors that these uncertainties and factors could cause Holdings’ actual results to differ materially from those stated in the forward-looking statements. Holdings cautions that investors should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, Holdings undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.
For More Information, Contact:
George DiRado (812) 867-4726

UCI Holdings Limited
Condensed Consolidated Income Statements
(in thousands)

	Successor	Predecessor	Successor	Predecessor
	Three Months	Three Months	Nine Months	January 1, 2011	Nine Months
	Ended	Ended	Ended	Through	Ended
	September 30, 2011	September 30, 2010	September 30, 2011	January 25, 2011	September 30, 2010
Net sales	$254,245	$241,494	$672,896	$78,842	$707,996
Cost of sales	191,044	179,508	526,476	60,296	528,812

Gross profit	63,201	61,986	146,420	18,546	179,184
Operating expenses
Selling and warehousing	(18,199)	(15,256)	(48,503)	(5,167)	(44,628)
General and administrative	(11,239)	(13,869)	(33,012)	(4,390)	(36,313)
Amortization of acquired intangible assets	(5,562)	(1,275)	(14,831)	(405)	(3,946)
Merger and acquisition costs	(234)	—	(11,265)	(5,170)	—
Restructuring costs, net	(233)	279	(1,019)	—	(2,101)
Stock-based compensation expense	—	(111)	—	(15,082)	(340)
Patent litigation costs	(229)	(4)	(365)	(500)	(1,042)

Operating income (loss)	27,505	31,750	37,425	(12,168)	90,814

Other expense
Interest expense, net	(13,957)	(15,102)	(37,780)	(4,663)	(44,828)
Management fee expense	—	(500)	—	(139)	(1,500)
Loss on early extinguishment of debt	—	(8,662)	—	(24,153)	(8,662)
Debt commitment fees	—	—	(5,945)	—	—
Miscellaneous, net	(1,571)	(733)	(4,070)	(727)	(3,036)

Income (loss) before income taxes	11,977	6,753	(10,370)	(41,850)	32,788
Income tax (expense) benefit	(9,977)	(2,383)	(1,919)	13,952	(12,923)

Net income (loss)	2,000	4,370	(12,289)	(27,898)	19,865
Less: loss attributable to noncontrolling interests	—	—	—	—	(37)

Net income (loss) attributable to UCI Holdings Limited	$2,000	$4,370	$(12,289)	$(27,898)	$19,902

The condensed consolidated financial statements as of September 30, 2011 and for the three and nine month periods ended September 30, 2011 of UCI Holdings Limited represent those of the Successor company. Because UCI Holdings Limited was formed on November 26, 2010, it has no financial statements as of or for periods ended prior to that date. Prior to acquiring UCI International, UCI Holdings generated no net sales, had no operations and only incurred merger and acquisition costs and debt issuance costs in anticipation of acquiring UCI International. As such, UCI Holdings Limited’s income statement only includes UCI International’s activity since the date of the acquisition.
The condensed consolidated financial statements of UCI International as of December 31, 2010 and for the period January 1, 2011 through January 25, 2011 and for the three and nine month periods ended September 30, 2010 represent those of the Predecessor.

UCI Holdings Limited
Condensed Consolidated Balance Sheets
(in thousands)

	Successor	Predecessor
	September 30,	December 31,
	2011	2010
Assets
Current assets
Cash and cash equivalents	$47,057	$200,330
Accounts receivable, net	276,328	271,832
Related party receivable	1,948	—
Inventories, net	162,911	144,156
Deferred tax assets	34,752	38,377
Restricted cash	—	16,290
Other current assets	16,409	17,663

Total current assets	539,405	688,648
Property, plant and equipment, net	151,382	135,060
Goodwill	306,803	241,461
Other intangible assets, net	433,722	63,048
Deferred financing costs, net	20,764	9,937
Other long-term assets	2,768	7,103

Total assets	$1,454,844	$1,145,257

Liabilities and shareholder’s equity

Current liabilities
Accounts payable	$126,708	$115,159
Short-term borrowings	1,563	3,271
Current maturities of long-term debt	3,380	4,473
Related party payable	6,110	—
Accrued expenses and other current liabilities	117,271	131,331

Total current liabilities	255,032	254,234
Long-term debt, less current maturities	694,248	766,735
Pension and other post retirement liabilities	70,502	87,040
Deferred tax liabilities	129,103	8,975
Other long-term liabilities	2,413	4,636

Total liabilities	1,151,298	1,121,620
Contingencies
Shareholder’s equity
Common stock	320,000	29
Additional paid in capital	—	279,939
Retained deficit	(13,548)	(214,856)
Accumulated other comprehensive loss	(2,906)	(41,475)

Total shareholder’s equity	303,546	23,637

Total liabilities and shareholder’s equity	$1,454,844	$1,145,257

UCI Holdings Limited
Condensed Consolidated Statements of Cash Flows
(in thousands)

	Successor	Predecessor
	Nine Months	January 1,	Nine Months
	Ended	2011 through	Ended
	September 30,	January 25,	September 30,
	2011	2011	2010
Net cash provided by (used in) operating activities	$21,424	$(6,680)	$78,987

Cash flows from investing activities:
Acquisition of UCI International, Inc., net of cash acquired	(185,270)	—	—
Capital expenditures	(12,091)	(1,571)	(17,502)
Proceeds from sale of property, plant and equipment	180	—	413
Proceeds from sale of joint venture interest (net of transaction costs and cash sold)	—	—	272
Decrease (increase) in restricted cash	16,290	—	(6,890)

Net cash used in investing activities	(180,891)	(1,571)	(23,707)

Cash flows from financing actvities:
Issuances of debt	1,563	—	10,159
Debt repayments	(3,144)	(2,633)	(10,562)
Payment of deferred financing costs	(20,194)	(920)	(9,893)
Payment of debt commitment fees	(5,945)	—	—
Proceeds from Senior Secured Credit Facilities (net of original issue discount of $1,500)	298,500	—	—
Issuance of Senior Notes	400,000	—	—
Repayment of 2010 Credit Facility	(423,938)	—	—
Redemption of Senior PIK Notes, including call premium and redemption period interest	(360,115)	—	—
Proceeds of 2010 Credit Facility (net of original issue discount of $5,375)	—	—	419,625
Repayment of 2006 Credit facility	—	—	(190,000)
Redemption of Previously Outstanding Subordinated Notes, including call premium and redemption period interest	—	—	(235,512)
Equity contribution	320,000	—	—
Proceeds from exercise of stock options	—	1,077	—

Net cash provided by (used in) financing activities	206,727	(2,476)	(16,183)
Effect of exchange rate changes on cash	(203)	127	(99)

Net increase (decrease) in cash and cash equivalents	47,057	(10,600)	38,998
Cash and cash equivalents at beginning of period	—	200,330	131,942

Cash and cash equivalents at end of period	$47,057	$189,730	$170,940

Reconciliation of EBITDA to Adjusted EBITDA
     EBITDA, a measure used by our strategic owner to measure operating performance, is defined as net income (loss) for the period plus income tax expense, net interest expense, depreciation expense of property, plant and equipment and amortization expense of identifiable intangible assets. Net income (loss), income tax expense (benefit), net interest expense and depreciation and amortization expense are not reduced by the amounts attributable to noncontrolling interests. Adjusted EBITDA as presented herein is also a financial measure used by our strategic owner to measure operating performance. Additionally, Adjusted EBITDA is used in the calculation of compliance with certain covenants in the Senior Secured Credit Facilities and the indenture governing the Senior Notes. Adjusted EBITDA is calculated as EBITDA adjusted for particular items relevant to explaining operating performance. These adjustments include items of a significant or unusual nature that cannot be attributed to ordinary business operations, such as restructuring and redundancy costs and gains and losses in relation to the valuation of derivatives. EBITDA and Adjusted EBITDA are not presentations in accordance with GAAP, or measures of our financial condition, liquidity or profitability and should not be considered as a substitute for net income (loss), operating profit or any other performance measures derived in accordance with GAAP or as a substitute for cash flow from operating activities as a measure of our liquidity in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be a measure of free cash flow for management’s discretionary use, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We additionally believe that issuers of high yield debt securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. In addition, Adjusted EBITDA is used to determine our compliance with certain covenants, including the fixed charge coverage ratio used for purposes of debt incurrence under the indenture governing the Senior Notes and certain other agreements governing our indebtedness. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.
     The UCI Acquisition occurred on January 26, 2011. As such, our results of operations for the nine months ended September 30, 2011 include the results of operations of UCI International only from the acquisition date. The Senior Secured Credit Facilities and the indenture governing the Senior Notes require us to calculate Adjusted EBITDA for the nine months ended September 30, 2011 as if the UCI Acquisition had occurred on January 1, 2011. The column titled “Combined” on the following table represents the combination of Successor nine months ended September 30, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 representing the combined nine months ended September 30, 2011. The combined Adjusted EBITDA of $119.3 million for the nine months ended September 30, 2011 represents our Adjusted EBITDA had the UCI Acquisition occurred on January 1, 2011.

Schedule A
Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA
(dollars in millions)

	Successor	Predecessor
	Three Months	Three Months
	Ended September 30,	Ended September 30,
	2011	2010
Net income (loss)	$2.0	$4.4
Income tax expense (benefit)	10.0	2.4
Net interest expense	14.0	15.1
Depreciation and amortization expense	13.7	8.7

EBITDA	39.7	30.6
Restructuring costs and severance	0.2	(0.3)
Patent litigation costs	0.2	—
Costs of defending class action litigation	0.7	2.1
New business changeover and sales commitment costs	0.1	0.5
UCI International, Inc. non-operating expenses	—	1.6
Loss on early extinguishment of debt	—	8.7
Merger and acquisition costs	0.2	—
Business integration costs	0.7	—
Non-cash stock compensation expense	—	0.1
Swaption mark to market	0.1	0.1
Valuation allowance for non-trade receivables	0.4	—
Management fee	—	0.5

Adjusted EBITDA	$42.3	$43.9

Net sales	$254.2	$241.5
Adjusted EBITDA margin	16.6%	18.2%

Schedule A (continued)
Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA
(dollars in millions)

	Combined	Successor	Predecessor	Predecessor
	Nine Months	Nine Months	January 1,	Nine Months
	Ended	Ended	2011 through	Ended
	September 30,	September 30,	January 25,	September 30,
	2011	2011	2011	2010
Net income (loss)	$(40.2)	$(12.3)	$(27.9)	$19.9
Income tax expense (benefit)	(12.0)	2.0	(14.0)	12.9
Net interest expense	42.4	37.7	4.7	44.8
Depreciation and amortization expense	38.5	35.6	2.9	26.5

EBITDA	28.7	63.0	(34.3)	104.1

Restructuring costs and severance	1.0	1.0	—	2.1
Patent litigation costs	0.9	0.4	0.5	1.0
Costs of defending class action litigation	4.5	3.7	0.8	5.4
New business changeover and sales commitment costs	0.6	0.6	—	1.4
UCI International, Inc. non-operating expenses	—	—	—	2.9
Loss on early extinguishment of debt	24.2	—	24.2	8.7
Merger and acquisition costs	16.4	11.2	5.2	—
Inventory step up	16.4	16.4	—	—
Debt commitment fees	5.9	5.9	—	—
Business integration costs	3.9	3.9	—	—
Non-cash stock compensation expense	15.1	—	15.1	0.3
Swaption mark to market	1.0	0.8	0.2	0.1
Valuation allowance for non-trade receivables	0.4	0.4	—	1.4
Resolution of pre-acquisition matter	0.2	0.2	—	—
Management fee	0.1	—	0.1	1.5

Adjusted EBITDA	$119.3	$107.5	$11.8	$128.9

Net sales	751.7	672.9	78.8	708.0
Adjusted EBITDA margin	15.9%	16.0%	15.0%	18.2%